PremierOil

Premier Oil
23 Lower Belgrave Street
London SW1W 0NR
United Kingdom

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Website www.premier-oil.com

09046246

12th May 2009

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
UNITED STATES OF AMERICA

SUPPL

Dear Sirs,

Group PLC

Premier Oil ~~plc~~ (f/k/a Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press release dated 12th May 2009.

"Block 07/03 Farm-down"

Yours faithfully

Stephen Huddle
Company Secretary

Enc

dw
5/28

PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release

PREMIER OIL plc
("Premier")

Block 07/03 farm down

12th May 2009

Premier Oil is pleased to announce that Pan Pacific Petroleum (Vietnam) Pty Ltd has agreed to acquire 15% of Premier Oil Vietnam South B.V.'s equity in Block 07/03, offshore Vietnam.

The agreement includes a funding arrangement for part of Premier's 45% operated interest of the costs of the planned drilling programme. Upon completion of the funding obligation and other principal terms of the agreement Premier will retain a 30% operated interest in the Block 07/03 Production Sharing Contract, offshore Vietnam.

The remainder of the 55% interest in Block 07/03 will be held by Vietnam American Exploration Company, LLC. (VAMEX) (40%) and PearlOil (Ophiolite) Limited (15%).

Premier's first well on Block 07/03 spudded on 6th May 2009. The well is being drilled on the Cá Rồng Đỏ prospect using the semi-submersible drilling unit "Hakuryu-5".

This farm-in agreement is subject to Vietnamese Government approval.

Enquiries

Premier Oil plc — **Tel: 020 7730 1111**
Simon Lockett
Tony Durrant

Pelham PR
James Henderson — **Tel: 020 7337 1501 / 07774 444 163**
Gavin Davis — **Tel: 020 7337 1515 / 07910 104 660**
Evgeniy Chuikov — **Tel: 020 7337 1513 / 07894 608 606**